

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 28, 2009

Mr. Raúl Alonso Peláez Cano
Chief Financial Officer
Gruma, S.A.B. de C.V.
Calzada del Valle, 407 Ote.
San Pedro Garza García, Nuevo León
66220, México

>   **Re: Gruma, S.A.B. de C.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed June 30, 2009**
>   **File No. 001-14852**

Dear Mr. Peláez Cano:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Risk Factors, page 12

Risks Related to Our Controlling Shareholders and Capital Structure, page 22

We are a Holding Company and Depend Upon Dividends and Other Funds From Subsidiaries to Service Our Debt, page 24

1.   Based on your disclosure that you "are a holding company with no significant assets other than the shares of [y]our subsidiaries," please tell us what consideration you have given to presenting condensed financial information contemplated by Rule 5-04(c) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Goodwill and Other Intangible Assets, page 48

2.   We note from your disclosure that a "reporting unit is constituted by a group of one more cash generating units." Please tell us whether this policy differs from the determination of a reporting unit for U.S. GAAP purposes in accordance with paragraph 30 of FAS 142, which defines a reporting unit as "an operating segment or one level below an operating segment (referred to as a component)."

Note 2. Significant Accounting Polices, page F-10

H) Inventories and Cost of Sales, page F-13

3.   Based on your disclosures under this heading, it appears you changed your policy for measuring inventories from the last purchase price or the last production cost for the year to the average cost method and that you also changed your policy for recording cost of sales. Please tell us whether these changes affected your accounting policies under U.S. GAAP. If they have affected your accounting policies under U.S. GAAP, please tell us how you considered whether these changes represent a change in accounting policy for U.S. GAAP purposes, as described in paragraph 2.c of FAS 154.

L) Impairment of Long-Lived Assets, page F-15

4.   We note from your disclosure that the "recoverable value of assets held for use is determined using the higher of the estimated discounted net cash flows expected to be generated by the assets or the market price; when appropriate, an

> impairment loss is recognized to the extent that the net book value exceeds the estimated recoverable value of the assets." Based on this description, please tell us whether this policy differs from the recognition and measurement of an impairment loss for U.S. GAAP purposes, in accordance with paragraph 7 of FAS 144, which indicates that an "impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value."

Note 10. Labor Obligations, page F-24

A) Retirement Benefits and Compensation upon Termination of Employment (Severance Compensation), page F-24

5.   We note your disclosure on page F-26 that "In Central America, the Labor Laws of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establish that the accumulated payments to which workers may be entitled, based on the years of service, must be paid in the case of death, retirement or dismissal. The Company records a liability of 9% over salaries paid, which amounted to Ps. 7,300 and Ps.21,592 as of December 31, 2007 and 2008, respectively." Based on your disclosure that these workers are entitled to severance based on years of service, please support your basis for recording a liability that equates to 9% over salaries paid for both Mexican FRS and U.S. GAAP.

L) Labor Obligations, page F-56

6.   We note from your disclosure you have obligations to employees after their employment. Please tell us and disclose whether your U.S. GAAP reconciliation includes adjustments to your Mexican FRS for accounting prescribed by FAS 112 or otherwise advise. Please clarify if your adoption of MFRS Bulletin D-3 related to post employment benefits, resulted in a transition obligation and if true, how you are accounting for the transition obligation under MFRS and U.S. GAAP.

7.   Please also clarify if you have post-retirement obligations other than pensions that you account for under U.S. GAAP in accordance with FAS 106. In this regard, it may be helpful to investors to provide separate disclosure, if material, of the amount of your obligations for post-employment obligations, pension obligations, and post-retirement obligations other than pensions. Include as well, a discussion of the related guidance followed to account for these obligations under both MFRS and U.S. GAAP.

Controls and Procedures, page 105

(d) Changes in internal control over financial reporting, page 106

8.   We note your statement that "There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as follows…" Please revise your disclosure to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In this regard, we do not believe the guidance in Item 15(d) of Form 20-F allows for such qualifying language in the disclosure.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief